UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

SMART TECHNOLOGIES INC.
(Name of Issuer)

Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)

83172R108
(CUSIP Number)

Apax Partners Europe Managers Limited
33 Jermyn Street
London, England SW1Y 6DN, United Kingdom
44 20 7872 6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Partners Europe Managers Ltd
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Belge SCS
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Belge GP Sprl
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Lux SCA
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Lux GP S.à.r.l.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Guernsey Co. Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,862,592
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,862,592

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		2,862,592

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		3.7%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.7%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII GP, LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.7%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII GP, Ltd
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.7%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – A, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – B, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – D, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – E, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – 1, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – 2, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – F, C.V.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – G, C.V.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V C GmbH & Co. KG
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V GP L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V GP Co. Limited
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		37.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		School S.à.r.l.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,795,491
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,795,491

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		34,795,491

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		45.3%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		John F. Megrue
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.7%*

14.	Type of Reporting Person (See Instructions)		IN

* Based upon valuation data as of December 2013, reflecting 41,944,153 shares of Class A Subordinate Voting Shares issued and outstanding as of December 31, 2013 plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

Item 1.	Security and Issuer

The securities to which this Schedule 13D relates are the Class A Subordinate Voting Shares, no par value (the “Class A Shares”), and the Class B Shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of SMART Technologies Inc. (the “Issuer”), with principal executive offices at 3636 Research Road, N.W., Calgary, Alberta Canada T2L 1Y1.

Item 2.	Identity and Background

Pursuant to Rule 13d−2 of the Securities Exchange Act of 1934, this Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on November 21, 2011 (the “Original 13D”), as amended on June 8, 2012 (the “13D Amendment 1”, and, together with the Original 13D and this Amendment No. 2, the “Schedule 13D”) as described below. The Original 13D was filed jointly on behalf of PCV Belge,  PCV Belge GP SPRL (“PCV Belge GP”), PCV Lux SCA (“PCV Lux”), PCV Lux GP S.à.r.l. (“PCV Lux GP”), PCV Guernsey Co. Ltd. (“PCV Guernsey” and, together with PCV Belge, PCV Belge GP, PCV Lux, and PCV Lux GP, the “PCV Funds”), Apax US VII, L.P. (the “Apax US Fund”), Apax US VII GP, L.P., Apax US VII GP, Ltd. (together with Apax US VII GP, L.P., the “Apax US Fund GPs”), Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-1, L.P., Apax Europe V-2, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V C GmbH & Co. KG (together with Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., and Apax Europe V-1, L.P., Apax Europe V-2, L.P., Apax Europe V-F, C.V., and Apax Europe V-G, C.V. the “Apax Europe Funds”), Apax Europe V GP L.P., Apax Europe V GP Co. Limited (together with Apax Europe V GP L.P., the “Apax Europe Funds GPs), Apax Partners Europe Managers Ltd., School S.à.r.l., and John F. Megrue (collectively, the “Reporting Persons”). As further described below, the investment management agreement pursuant to which Apax Partners Europe Managers Ltd. acted as the investment manager with respect to the Apax Europe Funds was terminated effective as of January 1, 2014. This Amendment No. 2 is being filed to reflect the fact that Apax Partners Europe Managers Ltd. is no longer deemed to have beneficial ownership of the shares of the Issuer held by the Apax Europe Funds and the Apax Europe Funds GPs. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D was filed as an exhibit to the 13D Amendment 1 and is incorporated herein by reference. Except as specifically provided herein, the Amendment No. 2 does not modify any of the information previously reported in the Original 13D and the 13D Amendment 1.

Through a series of open market purchases from November 7, 2011 to November 28, 2011, PCV Belge SCS (“PCV Belge”) purchased 1,993,300 Class A Shares (the “Initial Purchases”).  From June 6, 2012 to June 8, 2012, PCV Belge purchased an additional 869,292 Class A Shares through a series of open market purchases and a private purchase from a holder of Class A Shares pursuant to a purchase agreement, dated June 8, 2012 (the “Subsequent Purchases” and, together with the Initial Purchases, the “Purchases”). The Class A Shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market.

PCV Belge is a société en commandite simple organized under the laws of Belgium, with its principal office address located at 97 Rue Royale, 4th Floor, 1000 Brussels, Belgium.  PCV Belge GP is the general partner of PCV Belge and is wholly-owned by PCV Lux. PCV Lux GP is the general partner of PCV Lux and is wholly-owned by PCV Guernsey.  Apax Partners Europe Managers Ltd. is the discretionary investment manager to the PCV Funds.  The nature of the PCV Funds’ business is to achieve long-term capital growth through the provision of risk capital. The principal office address of Apax Partners Europe Managers Ltd., an English company, is 33 Jermyn Street, London SW1Y 6DN.

Apax Europe V GP L.P, a Delaware limited partnership, is the general partner of each of Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E,  L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, L.P., and Apax Europe V-2, L.P. and the Managing Limited Partner of Apax Europe V C GmbH & Co. KG.  Apax Europe V GP Co. Limited is the general partner of Apax Europe V GP L.P. The nature of the Apax Europe Funds’ business is to achieve long-term capital growth through the provision of risk capital. The registered office address of the Apax Europe Funds and the Apax Europe Funds GPs is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ.

Pursuant to an investment management agreement dated August 1, 2003 by and among Apax Europe Funds GPs and Apax Partners Europe Managers Ltd. (the “Apax Europe Funds Investment Management Agreement”), Apax Partners Europe Managers Ltd. acted as the discretionary investment manager to the Apax Europe Funds. Because of this relationship, Apax Partners Europe Managers Ltd. was previously deemed to be the beneficial owner of, and have shared voting and dispositive power with respect to, all of the shares of the Issuer’s common stock held by the Apax Europe Funds and the Apax Europe Funds GPs. Apax Partners Europe Managers Ltd. has at all times since the Initial Purchases disclaimed beneficial ownership of such shares. Effective as of January 1, 2014, Apax Europe Funds GPs terminated the Apax Europe Funds Investment Management Agreement, and assumed sole responsibility for the investments and general administration of the Apax Europe Funds. As of the termination of the Apax Europe Funds Investment Management Agreement, Apax Partners Europe Managers Ltd. was no longer deemed to be the beneficial owner of shares of the Issuer held by the Apax Europe Funds and the Apax Europe Funds GPs.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund.  Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.  The nature of the Apax US Fund’s business is to achieve long-term capital growth through the provision of risk capital.  John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd.  Mr. Megrue’s principal occupation is to serve as a partner of Apax Partners, L.P. The registered office address of the Apax US Fund and the Apax US Fund GPs is P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The principal office address of Mr. Megrue is 601 Lexington Avenue, 53rd Floor, New York, New York 10022.

School S.à.r.l. is a Luxembourg limited liability company and owns 34,795,491 of the Class B Shares.  School S.à.r.l. is beneficially owned by the Apax US Fund and the Apax Europe Funds.  The Apax US Fund and the Apax Europe Funds have sole voting power and investment authority over the Class B Shares owned by School S.à.r.l.  The principal office address of School S.à.r.l. is 41, Boulevard Prince Henri, L-1724, Luxembourg B154.555.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 5.	Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Item 2 is incorporated herein by reference.

(a) and (b).  PCV Belge owns 2,862,592 Class A Shares representing approximately 6.8% of the 41,944,153 Class A Shares issued and outstanding as of December 31, 2013 on a non-diluted basis or approximately 3.7% of the Class A Shares assuming the conversion of all of the Class B Shares of the Issuer held by the Apax Funds into Class A Shares, based on calculations made in accordance with rule 13d-3(d) of the Act, as amended (the “Calculation Method”).

Assuming full conversion of all outstanding Class B Shares owned by the Apax Funds into Class A Shares, the Apax Funds and PCV Belge collectively own approximately 49.0% of the 76,739,644 Class A Shares issued and outstanding.

Apax Partners Europe Managers Ltd., as discretionary investment advisor to the PCV Funds may, as a result, be deemed to beneficially own, and have shared voting and dispositive power with respect to, 2,862,592 Class A Shares, which represents approximately 3.7% of the outstanding Class A Shares (calculated based on the Calculation Method).

John F. Megrue is the sole equity holder of Apax US VII GP. Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,939,018 Class A Shares, which represents approximately 7.7% of the outstanding Class A Shares (calculated based on the Calculation Method).

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto beneficially owns any Shares other than as set forth herein. Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of its pecuniary interest in such Shares.

(c). Except for as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any person named in Item 5(a).

(d).  To the knowledge of the Reporting Persons, except for as described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e). Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

PCV Belge SCS
By:	PCV Belge GP SPRL
Its General Partner

By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Manager

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Manager

PCV Belge GP SPRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Manager

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Manager

PCV Lux SCA
By:	PCV LUX GP S.à.r.l.
Its General Partner

By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Manager

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Manager

PCV Lux GP S.à.r.l.
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Manager

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Manager

PCV Guernsey Co Ltd
By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

Apax US VII, L.P.
By:	Apax US VII GP, L.P.
Its General Partner

By:	Apax US VII GP, Ltd.
Its General Partner

By:	/s/ John Megrue
Name: John Megrue
Title: Director

Apax US VII GP, L.P.
By:	Apax US VII GP, Ltd.
Its General Partner

By:	/s/ John Megrue
Name: John Megrue
Title: Director

Apax US VII GP, Ltd.

By:	/s/ John Megrue
Name: John Megrue
Title: Director

Apax Europe V GP L.P.
By:	Apax Europe V GP Co. Limited
Its General Partner

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Gordon Purvis
Name: Gordon Purvis
Title: Director

Apax Europe V GP Co. Limited
By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Gordon Purvis
Name: Gordon Purvis
Title: Director

Apax Europe V

Apax Europe V-A, L.P.
Apax Europe V-B, L.P.

Apax Europe V-C, GmbH & Co. KG
Apax Europe V-D, L.P.
Apax Europe V-E, L.P.
Apax Europe V-F, C.V.
Apax Europe V-G, C.V.
Apax Europe V-1, L.P.
Apax Europe V-2, L.P.

For and on behalf of Apax Partners Europe Managers Limited as Manager

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

Apax Partners Europe Managers Ltd.

By:	/s/ Martin Halusa
Name: Martin Halusa
Title: Director

By:	/s/ Ralf Gruss
Name: Ralf Gruss
Title: Company Secretary

School S.à.r.l.

By:	/s/ Geoffrey Limpach
Name: Geoffrey Limpach
Title: Class A Manager

By:	/s/ Francisco Menjibar
Name: Francisco Menjibar
Title: Class B Manager

John F. Megrue

By:	/s/ John F. Megrue
Name: John F. Megrue

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation of each director and executive officer of the Reporting Persons who are corporations.

Name/Citizenship	Business Address	Entity / Present Principal Occupation or Employment
Andrew William Guille (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	PCV Belge GP Sprl – Manager PCV Guernsey Co Ltd – Director Apax Europe V GP Co. Limited - Director

Joanna Childs (British citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	PCV Belge GP Sprl –Manager PCV Lux GP S.à.r.l. – Manager

Geoffrey Henry (Belgian citizen)	1, Boulevard de la Foire, L-1528 Luxembourg	PCV Belge GP Sprl – Manager PCV Lux GP S.à.r.l. – Manager School S.à.r.l – Manager

Robert Charles Reynders (Belgian citizen)	10, De Keersmaekerlaan B-1785 Merchtem, Belgium	PCV Belge GP Sprl – Manager

Christophe Tans (Belgian citizen)	Rue Royale 97, 4th Floor 1000 Brussels, Belgium	PCV Belge GP Sprl – Manager

Isabelle Probstel (French citizen)	Moehlstr. 10 81675 Munich, Germany	PCV Lux GP S.à.r.l. – Manager

Geoffrey Limpach (Belgian citizen)	1-3 Boulevard de la Foire Luxembourg L-1528 Luxembourg	School S.à.r.l - Manager

Frederic Feyten (Belgian citizen)	OPF, 291 Route d'Arlon L-2016 Luxembourg	PCV Lux GP S.à.r.l. – Manager

Stephen John Kempen (British citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	PCV Guernsey Co Ltd – Director (Funds Admin)

Trina Le Noury (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	PCV Guernsey Co Ltd – Director

Gordon Purvis (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	PCV Guernsey Co Ltd – Director Apax Europe V GP Co. Limited - Director

Francois Felten (Luxembourgish citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	School S.à.r.l – Manager

Francisco Menjibar (Spanish citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	School S.à.r.l – Manager

Jeremy Arnold (British citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	Apax Europe V GP Co. Limited – Director

Simon Bernard Cresswell (Australian citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	Apax Europe V GP Co. Limited – Director

David Payne Staples (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	Apax Europe V GP Co. Limited – Director

John Frederick Megrue (American citizen)	601 Lexington Avenue 53rd Floor New York NY 10022 United States	Apax US VII GP Ltd - Director